SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                         RULE 13d-2(b)

                       (Amendment No. 2)*


                 Landmark Financial Corporation
                        (Name of Issuer)


             Common Stock, $.10 par value per share
                 (Title of Class of Securities)

                          514914-10-0

                         (CUSIP Number)

                       December 31, 1998
    (Date of Event Which Requires Filing of This Statement)

    Check the  appropriate  box to  designate  the rule  pursuant  to which this
Schedule is filed:

      [X]         Rule 13d-1(b)

      [ ]         Rule 13d-(c)

      [ ]         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        Page 1 of 5 Pages

CUSIP NO  514914 10 0                                 Page 2 of 5 pages

1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Landmark Community Bank
          Employee Stock OwnershipTrust
          IRS ID No. 14 0578631


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_|
                                                          (b)|_|


3 SEC USE ONLY




4 CITIZENSHIP OR PLACE OF ORGANIZATION

          New York


NUMBER OF              5  SOLE VOTING POWER
SHARES                    11,150
BENEFICIALLY           6  SHARED VOTING POWER
OWNED BY                  1,010
EACH                   7  SOLE DISPOSITIVE POWER
REPORTING                 12,160
PERSON WITH            8  SHARED DISPOSITIVE POWER
                          0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   12,160


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

                                                                |_|


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8% of 152,000 shares of Common Stock outstanding as of December 31, 1998.


12  TYPE IN REPORTING PERSON*

          EP

CUSIP NO 514914 10 0                            Page 3 of 5 Pages

Item 1(a).    Name of Issuer:

              Landmark Financial Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:

              211 Erie Boulevard
              Canajoharie, New York 13317-1117

Item 2(a).    Name of Person Filing:

              Landmark Community Bank
              Employee Stock OwnershipTrust
              Trustee:  Carl J. Rockefeller
                        John R. Francisco
                        Gordon E. Coleman
                        Carl Salmon

Item 2(b).    Address of Principal Business Office:

              211 Erie Boulevard
              Canajoharie, New York 13317-1117

Item 2(c).    Citizenship or Place of Organization:

              New York

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.10 per share

Item 2(e).    CUSIP Number:

              514914 10 0

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b), or 13d-2(b) or (c), check whether the Filing Person is a:

              (f) [X] This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.       Ownership:

              As of December 31, 1998, the reporting person beneficially owned 12,160 shares of the Issuer. This number of shares represents 8% of the common stock, par value $.10 per share, of the Issuer, based upon 152,000 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 11,150 shares and shared power to vote or to direct the vote of 1,010 shares. The reporting person has sole power to dispose or to direct the disposition of 12,160 shares of common stock.

Item 5.       Ownership of Five Percent or Less of a Class:

              Not applicable

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person:

              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

              Not applicable

Item 8.       Identification and Classification of Members of the Group:

              The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.       Notice of Dissolution of Group:

              Not applicable

Item 10.      Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO  514914 10 0                                    Page 5 of 5 Pages
                            SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             LANDMARK COMMUNITY BANK
                             EMPLOYEE STOCK OWNERSHIP PLAN
February 2, 1999

                             /s/Gordon E. Coleman
                             _____________________
                             Trustee